March 25, 2025

Matthew Calderone
Executive Vice President and Chief Financial Officer
Booz Allen Hamilton Holding Corp
8283 Greensboro Drive
McLean, VA 22102

       Re: Booz Allen Hamilton Holding Corp
           Form 10-K for Fiscal Year Ended March 31, 2024
           File No. 001-34972
Dear Matthew Calderone:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services